# SECOND AMENDED AND RESTATED

# LIMITED LIABILITY COMPANY AGREEMENT

OF

# MONETRAN LLC

A Delaware Limited Liability Company

dated as of September 27, 2018

THE SALE OF UNITS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE UNITS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF A UNIT IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF THE UNITS ARE SET FORTH IN THIS AGREEMENT.

# TABLE OF CONTENTS

# SECOND AMENDED AND RESTATED

# LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended and Restated Limited Liability Company Agreement of Monetran LLC, a Delaware limited liability company (the "**Company**"), is entered into as of September 27, 2018 (the "**Effective Date**") by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to the terms herein.

The Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on March 26, 2018 (the "**Certificate of Formation**").

Effective as of July 31, 2018, the initial Members of the Company entered into a Limited Liability Company Agreement of Monetran LLC (the "**Original Agreement**").

Effective as of September 15, 2018 the Members of the Company entered into an Amended and Restated Limited Liability Company Agreement, amending and restating the Original Agreement in its entirety (the "**First Amended Agreement**").

The Members wish to amend and restate the First Amended Agreement effective as of the Effective Date and to continue the Company as set forth in this Agreement.

NOW, THEREFORE, the Members agree as follows:

## ARTICLE 1
## DEFINITIONS

**Section 1.1   DEFINITIONS.** Capitalized terms used herein and not otherwise defined shall have the meanings when used in this Agreement:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Available Cash**" means, with respect to a Fiscal Year or other period, all cash received by the Company other than Capital Contributions, including income, dividends, distributions, interest and proceeds from the disposition of company assets, to the extent that such cash exceeds, for the same period, the sum of (i) Company expenses and capital expenditures, (ii) amounts paid or payable in respect of any loan or other indebtedness of the Company and (iii) the amount of such reasonable reserves the Manager deems necessary for any Company needs (or those mandated by law, contract or the Company's indebtedness).

"**BBA**" means the Bipartisan Budget Act of 2015.

"**BBA Procedures**" has the meaning set forth in Section 11.3.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

> (a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)     immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)     the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

> (i)     the acquisition of additional Units in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

> (ii)    the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

> (iii)   the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

*provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)     the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)     if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Capital Account**" has the meaning set forth in Section 5.3.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause,**" means:

(a)     fraud or embezzlement;

(b)     a material breach of this Agreement which is incapable of cure, or, in the event such breach is capable of cure, remains uncured after 30 days from the date written notice of such breach is provided by the Company to such Member; or

(c)     any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct that has a material adverse effect on the property, operations, business or reputation of the Company.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member**" means a Member who holds Class A Units, in his capacity as a holder of such Units.

"**Class A Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A Units" in this Agreement.

"**Class B Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class B Units" in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the introductory paragraph.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Opportunity**" has the meaning set forth in Section 10.2.

"**Confidential Information**" has the meaning set forth in Section 10.1(a).

"**Covered Person**" has the meaning set forth in Section 13.1(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq.*, and any successor statute, as it may be amended from time to time.

"**Distribution**" means a distribution made by the Company whether by cash, property or securities of the Company, and whether by Liquidation Distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units.

"**Effective Date**" has the meaning set forth in the preamble.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Class A Members based on such factors as the Class A Members, in the exercise of their reasonable business judgment, consider relevant.

"**Family Members**" has the meaning set forth in Section 9.2.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Liquidation Distribution**" means distributions in respect of any Liquidation Event.

"**Liquidation Event**" means the occurrence of any of the following: (i) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company to a third party, (ii) an event of dissolution of the Company, or (iii) the occurrence of any other event that makes it unlawful, impossible or impractical to carry on the business of the Company.

"**Liquidator**" has the meaning set forth in Section 12.3(a).

"**Losses**" has the meaning set forth in Section 13.3(a).

"**Manager**" means, initially, Don Bielak, or such other Person as may be appointed or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.1.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable,

(a) to a distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. Membership Interests in the Company are represented by issued and outstanding Units.

"**Misallocated Item**" has the meaning set forth in Section 6.5.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

> (a)    any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

> (b)    any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under *Treasury Regulation Section 1.704-1(b)(2)(iv)(i)* as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

> (c)    any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

> (d)    any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with *Treasury Regulation Section 1.704-1(b)(2)(iv)(g)*;

> (e)    if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

> (f)    to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 8.5.

"**Other Business**" has the meaning set forth in Section 10.2.

"**Partnership Representative**" has the meaning set forth in Section 11.3.

"**Permitted Transfer**" means a Transfer of Class A Units or Class B Units carried out pursuant to Section 9.2.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Qualified Member**" has the meaning set forth in Section 11.2.

"**Regulatory Allocations**" has the meaning set forth in Section 6.2(d).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Tax Matters Member**" has the meaning set forth in Section 11.3.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.5.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Class A Units and the Class B Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

**Section 1.2**    **INTERPRETATION.** For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this

Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

## Article 2
## Organization

**Section 2.1    Formation.**

(a)      The Company was formed on March 26, 2018, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware. The Original Agreement was entered into effective as of March 26, 2018. This Agreement amends, restates and supersedes the Original Agreement in its entirety.

(b)      This Agreement shall constitute the "Limited Liability Company Agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

**Section 2.2    Name.**  The name of the Company is "Monetran LLC" or such other name or names as the Manager may from time to time designate; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

**Section 2.3    PRINCIPAL OFFICE.**  The principal office of the Company is located at 501 Pershing Ct., Hockessin, DE 19707, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

**Section 2.4    REGISTERED OFFICE; REGISTERED AGENT.**

(a)    The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)    The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

**Section 2.5    PURPOSE; POWERS.**   The Company may engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

**Section 2.6    TERM.**  The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE 3
UNITS

**Section 3.1    UNITS GENERALLY.**  The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, the amount and series of Units held by them, and the consideration provided in exchange for their Units (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

**Section 3.2    AUTHORIZATION AND ISSUANCE OF CLASS A UNITS.**  Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated as Class A Units. As of the date hereof, 1,000,000 Class A Units are issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite each Member's name.

**Section 3.3**    **AUTHORIZATION AND ISSUANCE OF CLASS B UNITS.**  Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated as Class B Units. As of the date hereof, 0 Class B Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

**Section 3.4**    **OTHER ISSUANCES.**  In addition to the Class A Units and Class B Units, the Company is hereby authorized, subject to compliance with Section 8.2, to authorize and issue or sell to any Person any new type, class or series of Units not otherwise described in this Agreement, including Units designated as classes or series of the Class A Units or Class B Units but having different rights. The Manager is hereby authorized, subject to Section 14.9, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such new interests, including the number of such new interests to be issued, the preference (with respect to Distributions, Liquidation Distributions, or otherwise) over any other Units and any contributions required in connection therewith.

**Section 3.5**    **CERTIFICATION OF UNITS.**

(a)      The Manager in his sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b)      In the event that the Manager issues certificates representing Units in accordance with Section 3.5(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 4
MEMBERS

**Section 4.1    ADMISSION OF NEW MEMBERS.**

(a)      New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with Article 3 and the provisions of Section 8.2 and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article 9, and in either case, following compliance with the provisions of Section 4.1(b).

(b)      In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written counterpart of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued the applicable Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.3.

**Section 4.2    NO PERSONAL LIABILITY.**  Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

**Section 4.3    NO WITHDRAWAL.**  A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

**Section 4.4    DEATH.**  The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be

Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written counterpart of this Agreement.

**Section 4.5** **VOTING.** Except as otherwise provided by this Agreement (including Section 8.2 and Section 14.9) or as otherwise required by the Delaware Act or Applicable Law:

(a)     each Member is entitled to one vote per Class A Unit on all matters upon which the Members have the right to vote under this Agreement; and

(b)     the Class B Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

**Section 4.6** **MEETINGS.**

(a)     ***Calling the Meeting.*** Meetings of the Members may be called by (i) the Manager or (ii) a majority of the Class A Members. Only Class A Members shall have the right to attend meetings of the Members.

(b)     ***Notice.*** Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered reasonably in advance of each meeting to each Class A Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Class A Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)     ***Participation.*** Any Class A Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     ***Vote by Proxy.*** On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Class A Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

**Section 4.7** **QUORUM.** A quorum of any meeting of the Members shall require the presence of holders of a majority of the Class A Units. Subject to Section 4.8, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.8, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of a majority of the Class A Members.

**Section 4.8    ACTION WITHOUT MEETING.** Notwithstanding the provisions of Section 4.7, any matter that is to be voted on, consented to or approved by Class A Members may be taken without a meeting, without prior notice and without a vote if consented to by a Member or Members holding not less than the requisite percentage of Class A Units required to approve or consent to such action. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

**Section 4.9    POWER OF MEMBERS.** Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

**Section 4.10    NO INTEREST IN COMPANY PROPERTY.** No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

**Section 5.1    INITIAL CAPITAL CONTRIBUTIONS.** Contemporaneously with the execution of this Agreement, each Member has made the Capital Contribution or contribution of services or property, and is deemed to own the number and class of Units, as set forth opposite such Member's name on the Members Schedule.

**Section 5.2    ADDITIONAL CAPITAL CONTRIBUTIONS.**

(a)    No Member shall be required to make any additional Capital Contributions to the Company.

(b)    No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

(c)    To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to fairly and equitably reflect the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

**Section 5.3    MAINTENANCE OF CAPITAL ACCOUNTS.** The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.3. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)     Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to Article 6; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)     Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to Article 7 and Section 12.3(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article 6; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

**Section 5.4     SUCCESSION UPON TRANSFER.**  In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to Article 6, Article 7 and Article 12 in respect of such Units.

**Section 5.5     NEGATIVE CAPITAL ACCOUNTS.**  In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

**Section 5.6     NO WITHDRAWALS FROM CAPITAL ACCOUNTS.**  No Member shall be entitled to withdraw any part of his or her Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

**Section 5.7    Treatment of Loans from Members.**  Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

**Section 5.8    Modifications.**  The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

## Article 6
## Allocations

**Section 6.1    Allocation of Net Income and Net Loss.**  For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 12.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 12.3(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

**Section 6.2    Regulatory and Special Allocations.**  Notwithstanding the provisions of Section 6.1:

(a)      If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)      Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)      In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)      The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

**Section 6.3      TAX ALLOCATIONS.**

(a)      Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)      Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury

Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)     If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)     Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)     The Company shall make allocations pursuant to this Section 6.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)     Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

**Section 6.4     ALLOCATIONS IN RESPECT OF TRANSFERRED UNITS.**  In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article 9, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

**Section 6.5     CURATIVE ALLOCATIONS.**  In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article 6 (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

## ARTICLE 7
## DISTRIBUTIONS

**Section 7.1    GENERAL.**

(a)    Subject to Section 7.1(b) and Section 7.2, the Manager shall have discretion regarding the amounts and timing of Distributions of Available Cash to Members, including to decide to forego payment of Distributions.

(b)    Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

**Section 7.2    PRIORITY OF DISTRIBUTIONS.**  Subject to the priority of Distributions pursuant to Section 12.3(c), if applicable, all Distributions of Available Cash determined to be made by the Manager pursuant to Section 7.1 shall be made to Members pro rata in accordance with their holdings of Units, with all Units treated as a single class.

**Section 7.3    DISTRIBUTIONS IN KIND.** In the event of a Distribution of Company property, such property shall for all purposes of this Agreement be deemed to have been sold at its Fair Market Value and the proceeds of such sale shall be distributed to the Members in accordance with Section 7.2.

## ARTICLE 8
## MANAGEMENT

**Section 8.1    MANAGEMENT GENERALLY.** Except as set forth in Section 8.2 or Section 8.2(i), and unless the vote, consent, or approval of Class A Members is required by the terms of this Agreement or the Delaware Act, the business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as he may in his sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

**Section 8.2    MEMBER DECISIONS.** In addition to any other requirements set forth in this Agreement,  the following actions will require consent of holders of a majority of the issued and outstanding Class A Units:

(a)    Any amendment to the Certificate of Formation or this Agreement;

(b)    the admission of any new Class A Member into the Company;

(c)     the issuance of additional Units or other securities by the Company beyond those issued and outstanding as of the date hereof;

(d)     any additional Capital Contributions of the Members;

(e)     the determination of Fair Market Value of any Unit; and

(f)     a merger, consolidation, conversion or other similar transaction involving the Company;

(g)     the sale, lease or conveyance of all or substantially all of the assets of the Company on a consolidated basis; or

(h)     the appointment of a successor Manager in the event Manager is removed for Cause or upon Manager's death, or the removal of any other officer of the Company; and

(i)     any action that results in a liquidation or dissolution of the Company.

**Section 8.3     COMPENSATION.**  The Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Manager. Nothing contained in this Section 8.3 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

**Section 8.4     MANAGER RESIGNATION; REMOVAL.**  The Manager may resign at any time upon written notice to the Company. The Manager may be removed by the vote of holders of a majority of the Class A Units, with or without cause, at any time.

**Section 8.5     OFFICERS.**

(a)     *Officers.* The officers of the Company shall consist of a Chief Executive Officer, Chief Technology Officer, Chief Information Officer, and such other officers as the Manager may determine. Any two (2) or more offices may be held by the same Person. The Manager may create and define the duties of the offices in the Company and shall appoint persons to fill all such offices. Appointment of an officer shall not of itself create contract rights.

(b)     *Removal; Resignation; Vacancies.* Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Company. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

ARTICLE 9
TRANSFER

**Section 9.1**    **GENERAL RESTRICTIONS ON TRANSFER.**

(a)    No Member shall Transfer all or any portion of its Units in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective transferee is admitted as a Member of the Company in accordance with Section 4.1.

(b)    Notwithstanding any other provision of this Agreement (including Section 9.2), each Member agrees that it will not, directly or indirectly, Transfer any of its Units, and the Company agrees that it shall not issue any Units:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)    if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

In any event, the Manager may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c)        Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(d)        For the avoidance of doubt, any Transfer of Units permitted by Section 9.2 and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Units, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term **"Membership Interest,"** shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, unless otherwise explicitly agreed to by the parties to such Transfer.

**Section 9.2     PERMITTED TRANSFERS.**  The provisions of Section 9.1(a),  do not apply to any of the following Transfers by any Member of any of its Units to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, **"Family Members"**), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries.

**Section 9.3     COMPANY CALL RIGHT.**

(a)        With respect to a holder of Class A Units who provides services to the Company as an employee, consultant, advisor, or director, then in the event such Member's services to the Company are terminated, for any reason, with or without cause, prior to the two-year anniversary of the date such Member acquires such Class A Units, the Company may elect to repurchase all or any portion of the Class A Units held by such Member or his Permitted Transferees, as applicable (the **"Selling Member"**), at a price equal to the original purchase price paid by the Selling Member for such Class A Units.

(b)        If the Company wishes to exercise its right to purchase a Member's Class A Units pursuant to this Section 9.3, the Company shall deliver to the Selling Member, within sixty (60) days after the termination of the Selling Member's services, a written notice specifying the number of Class A Units to be repurchased by the Company and the purchase price for such Class A Units . The closing of any sale of Class A Units pursuant to this Section 9.3

must take place no later than sixty (60) days following receipt by the Selling Member of the Company's notice.

(c)      The Selling Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.3, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

## ARTICLE 10
## COVENANTS

**Section 10.1    CONFIDENTIALITY.**

(a)      Each Member acknowledges that during the term of this Agreement, he or she will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that:

> (i)   the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information;

> (ii)  the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and

> (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company) at any time, including use for personal, commercial or proprietary advantage or profit, either during his association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)      Nothing contained in Section 10.1(a)  prevents any Member from disclosing Confidential Information:

> (i)   upon the order of any court or administrative agency;

(ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member;

(iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests;

(iv) to the extent necessary in connection with the exercise of any remedy hereunder;

(v) to other Members;

(vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 10.1 as if a Member; or

(vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 10.1 as if a Member;

*provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 10.1(a) shall not apply to Confidential Information that:

(i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement;

(ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement;

(iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or

(iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives;

*provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

**Section 10.2  OTHER BUSINESS ACTIVITIES.**

(a)    The Members acknowledge that:

(i)  Members are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company (an "**Other Business**");

(ii)  Members may have or may develop a strategic relationship with businesses that are or may be competitive with the Company;

(iii) none of the Members will be prohibited by virtue of the Member's investment in the Company from pursuing and engaging in any such activities;

(iv)  none of Members will be obligated to inform the Company or any other Member of any such opportunity, relationship or investment (a "**Company Opportunity**"), and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; and

(v)  nothing contained herein shall limit, prohibit or restrict the Manager from serving on the board of directors or other governing body or committee of any Other Business.

(b)    The Members authorize and consent to the involvement of a Member in any Other Business; *provided*, that any transactions between the Company and an Other Business will be on terms no less favorable to the than would be obtainable in a comparable arm's-length transaction. The Members waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member.

## ARTICLE 11
### ACCOUNTING AND REPORTS; TAX MATTERS

**Section 11.1  FINANCIAL STATEMENTS.**  The Company shall furnish to each Member holding one or more Class A Units, as soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, balance sheets of the Company as at the end of each such Fiscal Year and statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, prepared in accordance with GAAP (except as may be required to compute Capital Accounts under this Agreement).

**Section 11.2    INSPECTION RIGHTS.**  Upon reasonable notice from a Member holding 5% or more of the issued and outstanding Class A Units of the Company (a "**Qualified Member**"), the Company shall, and shall cause its Officers and employees to afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members , and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's Officers, senior employees and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with their Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances and accounts).

**Section 11.3    TAX MATTERS MEMBER; PARTNERSHIP REPRESENTATIVE.**

(a)    *Appointment.* The Members hereby appoint Manager as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the BBA) (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA).

(b)    *Tax Examinations and Audits.* The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Member and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Member and Partnership Representative.

(c)    *BBA Elections and Procedures.* In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(d)     ***Resignation***. The Tax Matters Member may resign at any time. The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. If Manager ceases to be the Tax Matters Member or Partnership Representative for any reason, a majority of the Class A Members shall appoint a new Tax Matters Member or Partnership Representative.

**Section 11.4    Tax Returns.** At the expense of the Company, the Manager (or any Officer that he may designate pursuant to Section 8.5) shall cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

**Section 11.5    Company Funds.** All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager or such Officer or Officers as the Manager may designate.

## Article 12
### Dissolution and Liquidation

**Section 12.1    Events of Dissolution.** The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)     An election to dissolve the Company made by holders of a majority of the issued and outstanding Class A Units;

(b)     The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)     The entry of a decree of judicial dissolution.

**Section 12.2** **EFFECTIVENESS OF DISSOLUTION.** Dissolution of the Company will be effective on the day on which the event described in Section 12.1 occurs, but the Company will not terminate until the winding up of the Company is completed, the assets of the Company distributed as provided in Section 12.3 and the Certificate of Formation cancelled as provided in Section 12.4.

**Section 12.3** **LIQUIDATION.** If the Company is dissolved pursuant to Section 12.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)      *Liquidator*. The Manager, or, if the Manager is unable to do so, a Person selected by a majority of the Class A Members, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator will have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)      *Accounting*. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)      *Distribution of Proceeds*. The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)  *Second*, to the establishment of and additions to reserves that are determined by the Manager in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under Section 7.2.

(d)      *Discretion of Liquidator*. Notwithstanding the provisions of Section 12.3 that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be distributed will be valued at its Fair Market Value.

**Section 12.4    Required Filings.**  Upon completion of the Distribution of the assets of the Company as provided in Section 12.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

**Section 12.5    Survival of Rights, Duties and Obligations.**  Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 13.3.

**Section 12.6    Recourse for Claims.**  Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager, the Liquidator or any other Member.

## Article 13
### Exculpation and Indemnification

**Section 13.1    Exculpation of Covered Persons.**

(a)    *Covered Persons.* As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling affiliate, employee, agent or Representative of each Member, and (iii) each Officer, employee, agent or Representative of the Company.

(b)    *Standard of Care.* No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)      ***Good Faith Reliance.*** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) one or more Officers or employees of the Company; (ii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

## Section 13.2    Liabilities and Duties of Covered Persons.

(a)      ***Limitation of Liability.*** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)      ***Duties.*** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

## Section 13.3    Indemnification.

(a)      ***Indemnification.*** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)  Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member in connection with the business of the Company; or

(ii)  The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, manager, director, officer, employee or agent of the Company, or any Member, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company;

*provided*, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)  ***Reimbursement***. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 13.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 13.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)  ***Entitlement to Indemnity***. The indemnification provided by this Section 13.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 13.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 13.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d)  ***Insurance***. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)      ***Funding of Indemnification Obligation.*** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 13.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f)      ***Savings Clause.*** If this Section 13.3 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 13.3 to the fullest extent permitted by any applicable portion of this Section 13.3 that has not been invalidated and to the fullest extent permitted by Applicable Law.

(g)      ***Amendment.*** The provisions of this Section 13.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 13.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. Notwithstanding any other provision of this Agreement to the contrary, no amendment, modification or repeal of this Section 13.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

**Section 13.4    Survival.**  The provisions of this Article 13 shall survive the dissolution, liquidation, winding up and termination of the Company.

## Article 14
## Miscellaneous

**Section 14.1    Expenses.**  Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

**Section 14.2** **FURTHER ASSURANCES.** In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

**Section 14.3** **NOTICES.** All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.3):

| | |
|---|---|
| If to the Company: | 501 Pershing Ct.<br>Hockessin, DE 19707<br>E-mail: dbielak@monetran.com<br>Attention: Manager |

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

**Section 14.4** **HEADINGS.** The headings in this Agreement are inserted for convenience or reference only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

**Section 14.5** **SEVERABILITY.** If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

**Section 14.6** **ENTIRE AGREEMENT.** This Agreement, together with the Certificate of Formation, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

**Section 14.7    SUCCESSORS AND ASSIGNS.**  Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

**Section 14.8    NO THIRD-PARTY BENEFICIARIES.**  Except as provided in Article 13, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

**Section 14.9    AMENDMENT.**  No provision of this Agreement may be amended or modified except by written consent of holders of a majority of the issued and outstanding Class A Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

**Section 14.10    WAIVER.**  No waiver by any party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

**Section 14.11    GOVERNING LAW.**  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

**Section 14.12    SUBMISSION TO JURISDICTION.**  The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the federal courts of the United States located in the state of Delaware or the state courts of Delaware (and of the appropriate appellate courts therefrom).

**Section 14.13    WAIVER OF JURY TRIAL.**  Each party hereto waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

**Section 14.14    EQUITABLE REMEDIES.**  Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by that party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of that breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

**Section 14.15    ATTORNEYS' FEES.**  In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding will be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

**Section 14.16    REMEDIES CUMULATIVE.**  The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 13.2 to the contrary.

**Section 14.17    COUNTERPARTS; ELECTRONIC SIGNATURES.**  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile or email will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. Signatures of the parties through electronic means or methods shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

The parties are signing this  Limited Liability Company Agreement as of the date stated in the introductory paragraph.

MEMBERS:

*Donald Bielak*

_____

Don Bielak

[MEMBER SIGNATURES CONTINUE ON THE FOLLOWING PAGES]